Filed under Rule 433
File No. 333-275750
F&G Annuities & Life, Inc.
$345,000,000 7.950% Senior Notes due 2053
Pricing Term Sheet
November 29, 2023

Issuer:	F&G Annuities & Life, Inc.

Guarantors:	CF Bermuda Holdings Limited, FGL US Holdings Inc., Fidelity & Guaranty Life Business Services, Inc. and Fidelity & Guaranty Life Holdings, Inc.

Security:	7.950% Senior Notes due 2053 (the “Notes”)

Ranking:	Senior unsecured

Format:	SEC Registered

Expected Ratings*:	(S&P / Fitch): BBB- (Stable) / BBB- (Stable)

Trade Date:	November 29, 2023

Settlement Date**:	December 6, 2023 (T+5)

Aggregate Principal Amount:	$345,000,000

Maturity Date:	December 15, 2053

Coupon:	7.950%

Offering Price:	$25 per Note

Interest Payment Dates:	Quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning March 15, 2024.

Optional Redemption:	On or after December 15, 2028, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Tax Event Redemption:	In certain circumstances where additional amounts are due by a foreign guarantor, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Interest Rate Adjustment:	Interest rates payable on the Notes will be subject to adjustment from time to time if either S&P or Fitch (or a substitute rating agency therefor) downgrades (or downgrades and subsequently upgrades) the respective credit ratings assigned to the Notes.

Change of Control Offer:	If a Change of Control Triggering Event with respect to the Notes occurs, each holder of such Notes will have the right to require the Issuer to repurchase all or, at the holder’s option, any part of such holder’s Notes at a repurchase price equal to 101% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest thereon to, but excluding, the repurchase date.

Denominations:	$25 and integral multiples of $25 in excess thereof

Expected Listing:	New York Stock Exchange

Gross Proceeds (before expenses and deduction of the underwriting discount) to the Issuer:	$345,000,000

Underwriting Discount:	$0.7875 per Note sold to retail investors (in the case of $58,275,000 aggregate principal amount of Notes sold to retail investors) and $0.50 per Note sold to institutional investors (in the case of $286,725,000 aggregate principal amount of Notes sold to institutional investors)

Net Proceeds (before expenses) to the Issuer:	$337,429,837.50

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC

Senior Co-Managers:	Citigroup Global Markets Inc. Citizens JMP Securities, LLC KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC

CUSIP / ISIN:	30190A 203 / US30190A2033
*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. The rating of the Notes should be evaluated independently from ratings of other securities.
**It is expected that delivery of the Notes will be made on or about December 6, 2023, which will be the five business day (T+5) following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the Notes will initially settle in T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes more than two business days prior to the scheduled settlement date should consult their own advisors.
F&G Annuities & Life, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “Commission”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents F&G Annuities & Life, Inc. has filed with the Commission for more complete information about F&G Annuities & Life, Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission website at www.sec.gov. Alternatively, F&G Annuities & Life, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com, BofA Securities, Inc. toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or UBS Securities LLC toll-free at 1-888-827-7275.

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